SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM N-8A

NOTIFICATION OF REGISTRATION
FILED PURSUANT TO SECTION 8(a) OF THE

INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Prudential Short Term High Yield Fund, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

Gateway Center Three, 4th Floor
100 Mulberry Street
Newark, New Jersey 07102

Telephone Number (including area code): 973-802-5032

Name and address of agent for service of process:

Claudia DiGiacomo
Gateway Center Three, 4th Floor
100 Mulberry Street
Newark, New Jersey 07102

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes  ☒ No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the city of Newark and State of New Jersey on the 16th day of November, 2011.

Prudential Short Term High Yield Fund, Inc.

By:	/s/ Joel Sauber
Name: Joel Sauber
Title: Chief Executive Officer and President

Attest:

By:	/s/Claudia DiGiacomo
Name: Claudia DiGiacomo
Title: Secretary